                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               REIT SERIES 1

     B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

     C.   Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas
               New York, New York 10019

     D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention: Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, New Jersey  07087

               Copy to:

               CARTER, LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street
               New York, New York 10005

     E.   Total and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     F. Proposed maximum offering price to the public of the securities being registered:

               Indefinite

     G. Amount of filing fee, computed at one-thirty-third of 1 percent of the proposed maximum aggregate offering price to the public:

               None Required Pursuant to Rule 24f-2

     H.   Approximate date of proposed sale to public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
               THE REGISTRATION STATEMENT

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          THE PAINEWEBBER EQUITY TRUST
                                 REIT SERIES 1

                             Cross Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                         as to Prospectus on Form S-6)

Form N-8B-2                                   Form S-6
Item Number                                   Heading in Prospectus

I.  Organization and General Information

 1. (a) Name of Trust                  ) Front Cover
    (b) Title of securities issued     )

 2. Name and address of Depositor      ) Back Cover

 3. Name and address of Trustee        ) Back Cover

 4. Name and address of principal      ) Back Cover
      Underwriter                      )

 5. Organization of Trust              ) The Trust

 6. Execution and termination of       ) The Trust
      Trust Agreement                  ) Termination of the
                                       )   Trust

 7. Changes of name                    )  *

 8. Fiscal Year                        )  *

 9. Litigation                         )  *

               II.  General Description of the Trust
                      and Securities of the Trust

10. General Information regarding      )The Trust
    Trust's Securities and Rights of   ) Rights of Unitholders
    Holders

---------
* Not applicable, answer negative or not required.

(a) Type of Securities                 ) The Trust
 (Registered or Bearer)                )

(b) Type of Securities                 ) The Trust
 (Cumulative or Distributive)          )

(c) Rights of Holders as to            ) Rights of Unitholders
 Withdrawal or Redemption              ) Redemption
                                       ) Public Offering of
                                       ) Units-Secondary
                                       ) Market for Units
                                       ) Exchange Option

(d) Rights of Holders as to            ) Public Offering of
 conversion, transfer, etc.            ) Units-Administration
                                       ) of the Trust

(e) Rights of Trust issues periodic    )  *
 payment plan certificates             )

(f) Voting rights as to Securities,    ) Rights of Unitholders
    under the Indenture                ) Amendment of the Trust
                                       ) Termination of the
                                       ) Trust

(g) Notice to Holders as to            )
    change in                          )
(1) Assets of Trust                    ) Amendment of the Indenture
(2) Terms and Conditions               ) Supervision of Trust
    of Trust's Securities              ) Investments
(3) Provisions of Trust                ) Amendment of the Indenture
(4) Identity of Depositor              ) Administration of the Trust
    and Trustee                        )

(h) Consent of Security Holders        )
    required to change                 )

(1) Composition of assets              ) Amendment of the Indenture
    of Trust
(2) Terms and conditions               ) Amendment of the Indenture
    of Trust's Securities              )
(3) Provisions of Indenture            )
(4) Identity of Depositor and          )  Amendment of the Indenture
    Trustee                            )

11. Type of securities comprising      ) The Trust Rights of Unit-
    security holder's interest         ) holders Administration of
                                       ) the Trust-Portfolio
                                       ) Supervision-Reinvestment
----------
* Not applicable, answer negative or not required.

12. Information concerning periodic    )  *
    payment certificates               )

13. (a) Load, fees, expenses, etc.     ) Public Offering Price of
                                       ) Units, Administration of
                                       ) the Trust, Expenses of the
                                       ) Trust

    (b) Certain information regarding  )  *
        periodic payment certificates  )

    (c) Certain percentages            ) Public offering of Units

    (d) Certain other fees, etc.       )
        payable by holders             ) Rights of Unitholders

    (e) Certain profits receivable by  ) Public Offering of Units-
        depositor, principal under-    ) Public Offering Price;
        writers, trustee or            ) -Sponsor's Profit-Secondary
        affiliated persons             ) Market for Units

    (f) Ratio of annual charges to     )  *
        income                         )

14. Issuance of trust's securities     ) The Trust
                                       ) Public Offering of Units

15. Receipt and handling of payments   ) Public Offering of Units
    from purchasers                    )

16. Acquisition and disposition of     ) The Trust, Administration
    Underlying Securities              ) of the Trust, Amendment of
                                       ) the Indenture, Termination
                                       ) of the Trust

17. Withdrawal or redemption           ) Public Offering of Units
                                       ) Administration of the Trust

18. (a) Receipt and disposition of     ) Distributions, The Trust,
        income                         ) Distributions, Administra-
                                       ) tion of the Trust

    (b) Reinvestment of distributions  )  *

    (c) Reserves or special fund       ) Distributions, Redemption,
                                       ) Expenses of the Trust,
                                       ) Termination of the Trust,
                                       ) Amendment of the Indenture
----------
* Not applicable, answer negative or not required.

    (d) Schedule of distribution       )  *

19. Records, accounts and report       ) Distributions, Adminstra-
                                       ) tion of the Trust

20. Certain miscellaneous provisions   ) Trustee, Sponsor Termina-
    of trust agreement                 ) tion of the Trust, Amend-
                                       ) ment of the Indenture

21. Loans to security holders          )  *

22. Limitations on liability           ) Sponsor, Trustee, Redemp-
                                       ) tion

23. Bonding arrangements               ) Included in Form N-8B-2

24. Other material provisions of       )  *
    trust agreement                    )

                   III.  Organization Personnel and
                  Affiliated Persons of Depositor

25. Organization of Depositor          ) Sponsor

26. Fees received by Depositor         ) Public Offering Price of
                                       ) Units, Expenses of the
                                       ) Trust

27. Business of Depositor              ) Sponsor

28. Certain information as to          ) Sponsor
    officials and affiliated           )
    persons of Depositor               )

29. Voting securities of Depositor     )  *

30. Persons controlling Depositor      ) Sponsor

31. Payments by Depositor for certain  )  *
    other services trust               )

32. Payments by Depositor for          )  *
    certain other services             )
    rendered to trust                  )

33. Remuneration of employees of       )  *
    Depositor for certain services     )
    rendered to trust                  )

----------
* Not applicable, answer negative or not required.

34. Remuneration of other persons      )  *
    for certain services rendered      )
    to trust                           )

           IV. Distribution and Redemption of Securities

35. Distribution of trust's            ) Public Offering of Units
    securities by states               )

36. Suspension of sales of trust's     )  *
    securities                         )

37. Revocation of authority to         )  *
    distribute                         )

38. (a) Method of distribution         ) Public Offering of Units
    (b) Underwriting agreements        ) The Trust, Administration
    (c) Selling agreements             ) of The Trust

39. (a) Organization of principal      ) Sponsor
        Underwriter                    )
    (b) N.A.S.D. membership of         ) Sponsor
        principal underwriter          )

40. Certain fees received by           ) Public Offering of Units,
    principal underwriter              ) Expenses of the Trust

41. (a) Business of principal          ) Sponsor
        underwriter                    )

    (b) Branch officers of principal   )
        underwriter                    )

    (c) Salesman of principal          )  *
        underwriter                    )

42. Ownership of trust's securities    )  *
    by certain persons                 )

43. Certain brokerage commissions      )  *
    received by principal underwriter  )

44. (a) Method of valuation            ) Public Offering of Units
                                       ) Valuation
    (b) Schedule as to offering price  )  *

    (c) Variation in offering          ) Public Offering of Units
        Price to certain persons       ) Administration of the Trust

----------
* Not applicable, answer negative or not required.

45. Suspension of redemption rights    )  *

46. (a) Redemption valuation           ) Public Offering of Units
                                       ) -Public Offering Price
                                       ) -Secondary Market for Units
                                       ) Valuation; Redemption

    (b) Schedule as to redemption      )  *
    price                              )

        V. Information concerning the Trustee or Custodian

47. Maintenance of position in         ) Redemption, Public Offering
    underlying securities              ) of Units-Public Offering
                                       ) Price

48. Organization and regulation of     ) Trustee
    Trustee                            )

49. Fees and expenses of Trustee       ) Expenses of the Trust

50. Trustee's lien                     ) Expenses of the Trust

   VI. Information concerning Insurance of Holders of Securities

51. (a) Name and address of Insurance  )  *
        Company                        )
    (b) Type of policies               )  *
    (c) Type of risks insured and      )  *
        excluded                       )
    (d) Coverage of policies           )  *
    (e) Beneficiaries of policies      )  *
    (f) Terms and manner of            )  *
        cancellation                   )
    (g) Method of determining premiums )  *
    (h) Amount of aggregate premiums   )  *
        paid                           )
    (i) Who receives any part of       )  *
        premiums                       )
    (j) Other material provisions of   )  *
        the Trust relating to          )
        insurance

----------
* Not applicable, answer negative or not required.

                     VII. Policy of Registrant

52. (a) Method of selecting and        ) The Trust, Administration
        eliminating securities from    ) of the Trust
        the Trust                      )
    (b) Elimination of securities      )  *
        from the Trust                 )
    (c) Policy of Trust regarding      ) The Trust, Administration
        substitution and elimination   ) of the Trust
        of securities                  )
    (d) Description of any funda-      ) The Trust, Administration
        mental policy of the Trust     ) of the Trust-Portfolio
                                       ) Supervision

53. (a) Taxable status of the Trust    ) Federal Income Taxes
    (b) Qualification of the Trust as  )
        a regulated investment company )

             VIII.  Financial and Statistical Information

54. Information regarding the Trust's  )  *
    past ten fiscal years              )

55. Certain information regarding      )  *
    periodic payment plan certificates )

56. Certain information regarding      )  *
    periodic payment plan certificates )

57. Certain information regarding      )  *
    periodic payment plan certificates )

58. Certain information regarding      )  *
    periodic payment plan certificates )

59.  Financial statements              ) Statement of Financial
    (Instruction 1(c) to Form S-6)     ) Condition

----------
* Not applicable, answer negative or not required.

                          UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

          Preliminary, Subject to Completion Dated October 20, 1997

                           PAINEWEBBER EQUITY TRUST
                                REIT Series 1



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   The investment objective of this Trust is to provide primarily for high current income with a secondary objective of possible long term capital appreciation through an investment in a portfolio of publicly traded domestic real estate investment trusts ("REITs"). The value of the Units will fluctuate with the value of the portfolio of underlying securities.

   The minimum purchase is $     . Only whole Units may be purchased.
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   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------

                                   SPONSOR:

                           PAINEWEBBER INCORPORATED

              Read and retain this prospectus for future reference.

                PROSPECTUS DATED        , 1997

                   ESSENTIAL INFORMATION REGARDING THE TRUST
                             AS OF           (1)

Sponsor:          PaineWebber Incorporated
Co-Trustees:      Investors Bank & Trust Company
                  The First National Bank of Chicago

Initial Date of Deposit:       , 1997

    Aggregate Value of Securities in Trust: .................    $
    Number of Units: ........................................
    Fractional Undivided Interest in the Trust Represented
    by  Each Unit: ..........................................    1/ th
    Calculation of Public Offering Price Per Unit(2)
     Aggregate Value of Underlying Securities in Trust ......    $
     Divided by Units .......................................    $
     Plus Sales Charge of 3.75% of Public Offering Price
      (3.90% of net amount invested per Unit) ...............    $.375
     Public Offering Price per Unit .........................    $
Redemption Value: ...........................................    $
Evaluation Time:.............................................    4:00 P.M. New York time.
Income Account Distribution Dates(3): .......................             and monthly thereafter and on
                                                                 the Mandatory Termination Date.
Capital Account Distribution Dates(3):.......................            and annually thereafter and on
                                                                 the Mandatory Termination Date. No
                                                                 distributions of less than $.05 per
                                                                 Unit need be made from the Capital
                                                                 Account on any Distribution Date.
Record Dates:................................................            and monthly thereafter.
Mandatory Termination Date:..................................
Discretionary Liquidation Amount:............................    50% of the value of Securities upon
                                                                 completion of the deposit of
                                                                 Securities.
Estimated Annual Organizational Expenses of the Trust(4):  ..    $.    per Unit.
Estimated Other Expenses of the Trust........................    $.    per Unit.
                                                                 ---------------
Total Estimated Annual Expenses of the Trust(5):  ...........    $.    per Unit.

--------------
(1)   The date prior to the Initial Date of Deposit.
(2) The Public Offering Price will be based upon the value of the Securities next computed following receipt of the purchase order plus the applicable sales charges. Following the Initial Date of Deposit, costs incurred in connection with the acquisition of additional Securities will be at the expense of the Trust. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation").
(3)   See "Distributions".
(4) This Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the initial registration statement, the trust indenture and other closing documents, registering Units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts.
(5)   See "Expenses of the Trust". Estimated dividends from the Securities,
      based upon last dividends actually paid             are expected by the
      Sponsor to be sufficient to pay estimated expenses of the Trust. If such
      dividends       paid are insufficient to pay expenses, the Trustee is
      authorized to sell Securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust".)

   THE TRUST. The primary objective of the PaineWebber Equity Trust, REIT Series 1 (the "Trust") is to provide a high level of current dividend income and secondarily to provide for capital appreciation through an investment in
a fixed portfolio consisting of    publicly traded domestic real estate
investment trusts, herein referred to as the "Securities," which have, in the Sponsor's opinion, on the Initial Date of Deposit, an above-average potential for such current dividend income.

   The Trust will seek to achieve its objective of providing a high level of current dividend income through an investment in a portfolio of Securities that PaineWebber believes are likely to continue to make dividend payments over the life of the Trust. The Securities included in the Trust portfolio were selected by the Sponsor primarily for their current dividend yields as well as their potential for continuance of such dividend yields. The criteria used by the Sponsor in making such selections include in-depth analysis of historical financial data, operating cash flow, performance and management expertise. Achievement of the Trust's objectives is dependent upon a number of factors including the financial condition of the issuers of the Securities, as well as any appreciation of the Securities and the state of the real estate market. Further, investors in the Trust may not realize as high a total return as theoretical performance of the Securities held in the Trust due to a variety of factors, including without limitation, sales charges and expenses of the Trust, brokerage costs, unequal weightings of Securities and any delays experienced in purchasing Securities with cash deposits.

   The Trust portfolio contains common stocks issued by     different
domestic real estate investment trusts ("REITs"). A REIT is a creation of the federal income tax law and, therefore, its structure and operation must conform to certain requirements of the Internal Revenue Code. In general, a REIT must hold at least 75% of its total assets in real estate assets and distribute at least 95% of its taxable income (without regard to any net capital gains) on an annual basis. There are two principal types of REITs: those which hold 75% of their invested assets in the ownership of real estate and benefit from the underlying net rental income generated from the properties ("Equity REITs") and those which hold 75% of their invested assets in mortgages which are secured by real estate assets and benefit predominantly from the difference between the interest income on the mortgage loans and the interest expense on the capital used to finance the loans ("Mortgage REITs"). A third type combines the investment strategies of the Equity REITs and the Mortgage REITs ("Hybrid REITs"). The Trust is invested entirely in Equity REITs which comprise 100% of the Trust portfolio.

   SUMMARY OF RISK FACTORS. Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in the real estate industry, market conditions and values of common stocks generally, and other factors. The Trust is not appropriate for investors requiring conservation of capital.

   The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the REITs comprising the Trust portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these REITs prior to the purchase of the Securities by the Trust may cause the Trust to purchase the REITs at a higher price than those buyers who effect purchases prior to the purchases by the Trust and may also increase the amount of the profit realized by the Sponsor on the purchase of the Securities from their issuers. In addition, the issuances of the additional Securities by the REITs in the transactions underwritten by the Sponsor may, in certain circumstances, have an adverse impact on the value of the Securities and the Units.

   Since the Trust will consist entirely of shares issued by REITs, domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages, an investment in the Trust will be subject to risks similar to those associated with the direct ownership of real estate (in addition to securities markets risks) because of their of concentration in the securities of companies in the real estate industry. These risks include declines in the value of real estate, illiquidity of real property investments, changes in general and local economic conditions, dependency on management skill, heavy cash flow dependency, possible lack of availability of mortgage funds, overbuilding, extended vacancies of properties, increased competition, increases in property taxes and operating expenses, changes in zoning laws, losses due to costs resulting from the clean-up of environmental problems, liability to third parties for damages resulting from environmental problems, casualty or condemnation losses, economic or regulatory impediments to raising rents, changes in neighborhood values and the appeal of properties to tenants and changes in interest rates.

   In addition to the risks stated above, Equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts, while Mortgage REITs may be more likely to be affected by the quality of any credit extended. Further, Equity and Mortgage REITs are dependent upon the management skills of the issuers and generally may not be diversified. Equity and Mortgage REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. In addition, Equity and Mortgage REITs could possibly fail to qualify for tax free pass-through of income under the Internal Revenue Code of 1986, as amended (the "Code"), or to maintain their exemptions from registration under the Investment Company Act of 1940 (the "1940 Act"). The above factors may also adversely affect a borrower's or a lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments. (See "Risk Factors and Special Considerations--Real Estate Investment Trusts".)

   There are also certain investment risks inherent in any unit trust portfolios which hold equity securities. The Securities held by the Portfolio may appreciate or depreciate in value or pay dividends depending on the full range of economic and market influences affecting corporate profitability, the financial condition of the issuers, the prices of equity securities, the condition of the stock markets in general and the prices of the stocks in particular. In addition, rights of common stock holders are generally inferior to those of holders of debt obligations or preferred stock. (See "Risk Factors and Special Considerations" for a discussion of these risks.) The Trust Portfolio is diversified among various industry groups in an attempt to limit the risks inherent in owning a portfolio of stock which does not provide a broad base of industry groupings as shown below in the table included under the caption "The Composition of the Portfolio". There is no assurance, however, that such diversification will eliminate an investor's risk of earnings or market price volatility or trading liquidity.

   There can also be no assurance that the Trust portfolio will remain constant during the life of the Trust. For example, the Trustee may be required to sell Securities to pay for the expenses of the Trust (see "Expenses of the Trust" and "Administration of the Trust--Accounts"). Also, certain events might occur which could lead to the elimination of one or more Securities from the Portfolio (see "Administration of the Trust--Portfolio Supervision"), thereby reducing the diversity of the Trust's investments. Further, under certain circumstances, if a tender offer is made for any of the Securities in the Trust, or in the event of a merger or reorganization, the Trust will either tender the Securities or sell them as more fully described under the captions "The Trust" and "Administration of the Trust--Portfolio Supervision," herein.

THE COMPOSITION OF THE PORTFOLIO.

   PaineWebber's research professionals have selected certain Securities in the industries listed below which they believe will benefit from one or more of the trends listed above. In PaineWebber's search for REITs which have potential for high current dividend income, there was no particular bias toward large capitalization or small capitalization issues. The Securities in the Portfolio derive revenues primarily from the revenues from primary industry listed below and in the "Schedule of Investments."

                                     APPROXIMATE PERCENT OF AGGREGATE
        PRIMARY INDUSTRY SOURCE          MARKET VALUE OF THE TRUST
        -----------------------          -------------------------










   ADDITIONAL DEPOSITS. The initial purchase of Securities will not necessarily represent equal dollar amounts of each of the Securities; however, with the initial deposit of Securities, the Sponsor established a proportionate relationship among the number of shares of each REIT deposited in the Portfolio. During the 90-day period following the Initial Date of Deposit the Sponsor may, from time to time, create additional Units by causing the deposit of additional Securities into the Trust, maintaining, as closely as practicable, the original percentage relationships between the number of shares of Securities deposited on the Initial Date of Deposit, subject to certain adjustments. Costs incurred in acquiring such additional Securities will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during additional deposits of Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Securities. (See "The Trust" and "Risk Factors and Special Considerations".) Any deposits of Securities after the 90-day period must replicate exactly the proportionate relationship among the number of shares comprising the Portfolio at the end of the initial 90-day period, subject to certain events discussed under Administration of the Trust--Trust Supervision. The Sponsor may cease creating Units (temporarily or permanently) at any time. (See Administration of the Trust--Trust Supervision.)

   TERMINATION. Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust twenty days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the
Trustee. The Trust will terminate approximately     years after the Initial
Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes".)

   PORTFOLIO ACQUISITION. On the Initial Date of Deposit all of the Securities deposited in the Trust were acquired by the Sponsor in open market purchases on the American and New York Stock Exchanges. Subsequent to the Initial Date of Deposit, it is expected that all of the Securities in the Trust will be purchased from the Sponsor in transactions in which the Sponsor will act as sole underwriter to the issuers of the Securities, except for which will be purchased from the Sponsor in a private placement. These transactions will be effected to the Sponsor at prices below the current market value of the Securities due to various factors, including size of the purchase, expectation of holding period and cost of issuance. All of the Securities will be deposited in the Trust based upon their market value as of the Initial Dates of Deposit. [As a result of the Sponsor's ability to purchase these Securities below market value, the Sponsor will offer Units of the Trust with no sales charge during the initial offering period. By virtue of buying stock at below market prices, the Sponsor will realize a profit on the deposit of the Securities to the Trust in an amount of up to 5% of the market value of these Securities.] Notwithstanding the preceding, the Sponsor may create additional Units by depositing Securities acquired on the applicable national stock exchanges.

   PUBLIC OFFERING PRICE. The Public Offering Price per Unit is computed by dividing the Trust Fund Evaluation by the number of Units outstanding and then adding a sales charge of 3.75% of the Public Offering Price (3.90% of the net amount invested). The sales charge is reduced on a graduated scale for volume purchasers and is reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit, and on subsequent dates, will vary from the Public Offering Price set forth on page 2. (See "Public Offering of Units--Public Offering Price".) Any difference between the aggregate prices the Sponsor paid to acquire the Securities and the aggregate prices at which Securities were initially deposited in the Trust is noted on page 30, footnote 3 to the Schedule of Investments. The Sponsor's profit or loss on the deposit of Securities largely depends on whether the Securities' prices rise in response to the Sponsor's purchases of possibly large volumes of the Securities for initial and subsequent deposits in the Trust. The effect of the Sponsor's purchases of Securities on the prices of the Securities is unpredictable. See "Portfolio Acquisition" above concerning additional profit to the Sponsor on subsequent deposits.

   There is no "par value" for Units.

   DISTRIBUTIONS. The Stocks in the Trust were chosen primarily for their income potential. The Trustee will make distributions of dividends and capital, if any, on the Distribution Dates. (See "Distributions" and "Administration of the Trust".) Unitholders may elect to have their distributions automatically reinvested into additional Units of the Trust at no sales charge (see "Reinvestment Plan"). Whether a distribution is reinvested or received in cash, the distribution will be taxable to the Unitholder. Unitholders who reinvest their distributions will receive additional Units and will therefore own a greater percentage of the Trust than Unitholders who receive cash distributions (see "Reinvestment Plan"). Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

   MARKET FOR UNITS. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation".) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $100,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption".)

THE TRUST

   The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust
<F1>
Indenture and Agreement * (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company and The First National Bank of Chicago, N.A., as Co-Trustees (the "Trustee"). The primary objective of the Trust is high current income with a secondary objective of possible long term capital appreciation through an investment in a portfolio of publicly traded domestic real estate investment trusts ("REITs").

   The Trust portfolio is diversified among REITs that the Sponsor believes offer an opportunity for high current income and potential capital
appreciation over the      term. The Sponsor believes that these potentially
higher yielding Securities may reflect the risks associated with the real estate market generally but that the broad diversification among different issuers should minimize the exposure to any single issuer. However, investors should carefully review the Portfolio and the objectives of the Trust and consider their ability to assume the risks involved before investing in the Trust. (See "Risk Factors and Special Considerations" below).

   REITs are a creation of the tax law. A REIT essentially operates as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income to its shareholders each year.

   The Securities deposited in the Trust on the Initial Date of Deposit consist entirely of interests in REITs. There are two principal types of
REITs: Equity REITs which typically hold 75% of their invested assets in the ownership of real estate and benefit from the underlying net rental income generated from the properties, and Mortgage REITs, which typically hold 75% of their invested assets in mortgages which are secured by real estate assets and benefit predominantly from the difference between the interest income on the mortgage loans and the interest expense on the capital used to finance the loans. A third type, Hybrid REITs, combines the investment strategies of the Equity REITs and the Mortgage REITs.

   The Trust is invested entirely in Equity REITs.

   In addition to being classified according to investment type, REITs may be categorized further in terms of their specialization by property type (e.g., retail, multifamily, healthcare, office, etc.,) or geographic focus (nationwide, regional or metropolitan area). Additional stratification is then possible

--------------
* Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

within certain product types (e.g., factory outlets, community centers, and regional malls are all categories within the retail sector). Lastly, REITs have a specified length of time before liquidating their underlying assets.

   On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Securities together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation". In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

   With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Securities). The Sponsor may, from time to time, cause the deposit of additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the 90-day period following the Initial Date of Deposit additional deposits of Securities or cash in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a sale or maturity of Security or to reflect a merger or reorganization. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see "Administration of the Trust--Portfolio Supervision"). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering of Units--Public Offering Price") resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio at the end of the initial 90-day period. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan").

   On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust". However, if additional Units are issued by the Trust (through the deposit of additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment
Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust".)

RISK FACTORS AND SPECIAL CONSIDERATIONS

   General. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks. The Trust is not appropriate for investors requiring conservation of capital.

   Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.

   Any distributions of income to Unitholders will generally depend upon the declaration of dividends by the issuers of Securities and the declaration of dividends depends upon several factors, including the financial condition of the issuers and general economic conditions. In addition, there are other investment risks common to all equity issues. The Securities may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Securities in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence as well as those discussed below under "Real Estate Investment Trusts".

   The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Trust portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust and may also increase the amount of the profit realized by the Sponsor on the purchase of the Securities from their issuers. In addition, the issuances of the additional Securities by the REITs in the transactions underwritten by the Sponsor may, in certain circumstances, have an adverse impact on the value of the Securities and the Units.

   The Trust may purchase Securities that are not registered ("Restricted Securities") under the Securities Act of 1933 (the "Securities Act"), but can be offered and sold to "qualified institutional buyers" as that term is defined in the Securities Act. See "Real Estate Investment Trusts--Liquidity" below for the risks inherent in the purchase of Restricted Securities.

   Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Securities in amounts sufficient to maintain, to the extent practicable, the percentage relationship among the Securities based on the price of the Securities at the Evaluation Time on the date the cash is deposited. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.

   In the event a contract to purchase a Security to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Securities originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made twenty days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

   BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES ONLY UNDER LIMITED CIRCUMSTANCES. (SEE THE DISCUSSION BELOW RELATING TO DISPOSITION OF STOCKS WHICH MAY BE THE SUBJECT OF A TENDER OFFER, MERGER OR REORGANIZATION AND ALSO THE DISCUSSION UNDER THE CAPTION "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION".)

   Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock pursuant to the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. Pursuant to federal law a tender offer must remain open for at least 20 days and withdrawal rights apply during the entire offering period. Frequently offers are conditioned upon a specified number of shares being tendered and upon the obtaining of financing. There may be other conditions to the tender offer as well. Additionally, an offeror may only be willing to accept a specified number of shares. In the event a greater number of shares is tendered, the offeror must take up and pay for a pro rata portion of the shares deposited by each depositor during the period the offer remains open. In the event of a tender offer for a Security in the Portfolio, the Sponsor may, but is not required to, direct the Trustee to sell or tender such Security (see "Administration of the Trust--Portfolio Supervision" herein).

REAL ESTATE INVESTMENT TRUSTS

   General. REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are usually managed by separate advisory companies for a fee which is ordinarily based on a percentage of the assets of the REIT in addition to reimbursement of operating expenses. Since the Trust will consist entirely of shares issued by REITs, an investment in the Trust will be subject to varying degrees of risk generally incident to the ownership of real property (in addition to securities market risks) and will involve more risk than a portfolio of common stocks that is not concentrated in a particular industry or group of
<F1>
industries. * The underlying value of the Trust's Securities and the Trust's ability to make distributions to its Unitholders may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

   REITs have been compared to bond equivalents (paying to the REIT holder their pro rata share of the REIT's annual taxable income). In general, the value of bond equivalents changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a bond equivalent portfolio invested at higher yields can be expected to rise. Conversely, when interest rates rise, the value of a bond equivalent portfolio invested at lower yields can be expected to decline. Consequently, the value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT, i.e., investments in real property, may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than Mortgage REITs.

   REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   Uninsured Losses. The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REITs properties are at risk in their particular locales. The management of REIT issuers use their discretion in determining amounts,

--------------
* A Trust is considered to be "concentrated" in a particular industry when the securities in that industry grouping constitute 25% or more of the total asset value of such Trust's portfolio.

coverage limits and deductibility provisions of insurance, with a view to requiring appropriate insurance on their investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance received by REITs might not be adequate to restore its economic position with respect to such property.

   Environmental Liability. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

   Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to physical access and use by disabled persons. In the event that any of the REITs in the Trust invest in or hold mortgages in real estate properties subject to the ADA, a determination that any such properties are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If any of the REITs in the Trust were required to make modifications to comply with the ADA, the REIT's ability to make expected distributions to the Trust could be adversely affected, thus adversely affecting the ability of the Trust to make distributions to Certificateholders.

   Property Taxes. Real estate generally is subject to real property taxes. The real property taxes on the properties underlying the REITs in the Trust may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities.

   Liquidity. Although the Securities in the Trust, except for Restricted Securities held by the Trust, if any, themselves are listed on a national securities exchange or NASDAQ National Market System and are liquid, real estate investments, the primary holdings of each of the Securities in the Trust are relatively illiquid. Therefore, the ability of the issuers of the Securities in the Trust to vary their portfolios in response to changes in economic and other conditions will be limited and, hence, may adversely affect the value of the Units. There can be no assurance that any issuer of a Security will be able to dispose of its underlying real estate assets when they find disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of their investment.

   The Trust may purchase securities that are not registered ("Restricted Securities") under the Securities Act, but can be offered and sold to "qualified institutional buyers" under Rule 144A under the Securities Act. Since it is not possible to predict with assurance exactly how this market for Restricted Securities sold and offered under Rule 144A will develop, the Sponsor will carefully monitor the Trust's investments in these securities, focusing on such factors, among others, as valuation, liquidity and availability of information. This investment could have the effect of increasing the level of illiquidity in the Trust to the extent that qualified institutional buyers become for a time uninterested in purchasing these Restricted Securities.

FEDERAL INCOME TAXES

   In the opinion of Carter, Ledyard & Milburn, counsel for the Sponsor, under existing law:

       1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder.

       2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

       3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

   The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and Treasury Regulations promulgated thereunder as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The tax-treatment of non-U.S. investors is not addressed. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult its own tax advisor concerning the effect of an investment in Units.

   General. Each Unitholder must report on its federal income tax return a pro rata share of distributions received by the Trust and a pro rata share of the expenses of the Trust.

   Long-term capital gains of individuals are generally taxed at a maximum federal rate of 28%. Under the recently enacted Taxpayer Relief Act of 1997, Unitholders who are individuals and have held their Units for more than 18 months may be entitled to a more favorable federal tax rate (generally, 20%, but 10% for individuals otherwise in the 15% bracket) for gains from the sale of these Units. Prior to the issuance of relevant regulations, it is not certain whether or how this more favorable federal tax rate will be available with respect to capital gain dividends paid by the Trust. Unitholders should consult their own tax advisers in this regard.

   Unitholders will be taxed in the manner described above regardless of whether distributions from the Trust are actually received by the Unitholder or are reinvested pursuant to the Reinvestment Plan.

   The Trust will own shares in REITs, entities that have elected and qualified for the special tax treatment applicable to "real estate investment companies." A number of complex requirements must be satisfied in order for REIT status to be maintained. If the REIT distributes 95% or more of its real estate investment trust taxable income, subject to certain adjustments, to its shareholders, it will not be subject to Federal income tax on the amounts so distributed. Moreover, if the REIT distributes at least 85% of its ordinary income and 95% of its capital gain net income it will not be subject to the 4% excise tax on certain undistributed income of REITs. Distributions by the REIT from its earnings and profits to its shareholders will be taxable as ordinary income to such shareholders. They will not be eligible for the dividends-received deduction for corporations. Distributions of the REIT's net capital gain, which are designated as capital gain dividends by the REIT, will be taxable to its shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in the REIT.

   To the extent distributions with respect to a Security were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Security. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Security.

   A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.

   Gain or Loss on Sale. Each Unitholder will be considered the owner of a pro rata portion of each Security in the Trust. A Unitholder should determine his tax cost for each Security represented by his Units by allocating the total cost for his Units, including the sales charge, among each Security in the Trust represented by his Units (in proportion to the fair market values thereof on the date the Unitholder purchases his Units). If a Unitholder sells or otherwise disposes of a Unit, the Unitholder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition allocable to the Securities and the Unitholder's adjusted tax bases in the Securities. Such gain or loss will be capital gain or loss if the Unit and underlying Securities were held as capital assets. Each Unitholder generally will also recognize taxable gain or loss when all or part of its pro rata portion of a Security is sold or otherwise disposed of for an amount greater or less than its per Unit tax cost therefor.

   Withholding For Citizen or Resident Investors. In the case of any noncorporate Unitholder that is a citizen or resident of the United States, a 31 percent "backup" withholding tax will apply to certain distributions of the Trust unless the Unitholder properly completes and files under penalties of perjury, IRS Form W-9 (or its equivalent).

   The foregoing discussion of taxation is a general summary and relates only to certain aspects of the federal income tax consequences of an investment in the Trust for Unitholders that hold their Units as capital assets. Unitholders may also be subject to state and local taxation. Each Unitholder should consult its own tax advisor regarding the Federal, state and local tax consequences to it of ownership of Units.

   Investment in the Trust may be suited for purchase by funds and accounts of individual investors that are exempt from federal income taxes such as Individual Retirement Accounts, tax-qualified retirement plans including Keogh Plans, and other tax-deferred retirement plans. Unitholders desiring to purchase Units for tax-deferred plans and IRA's should consult their PaineWebber Investment Executive for details on establishing such accounts. Units may also be purchased by persons who already have self-directed accounts established under tax-deferred retirement plans.

PUBLIC OFFERING OF UNITS

   Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order by the number of Units outstanding plus the sales charge. (See "Valuation".) The Public Offering Price on the Initial Date of Deposit or on any subsequent date will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth on page 2 hereof) due to fluctuations in the value of the Stocks among other factors.

   Sales Charge and Volume Discount. The Public Offering Price of Units of the Trust includes a sales charge which varies based upon the number of Units purchased by a single purchaser. (See the sales charge schedule set forth below.) During the initial public offering period, the sales charge will be based on the number of Trust Units purchased on the same or any preceding day by a single purchaser. Such purchaser or his dealer must notify the Sponsor at the time of purchase of any previous purchase of Trust Units in order to aggregate all such purchases and must supply the Sponsor with sufficient information to permit confirmation of such purchaser's eligibility; acceptance of such purchase order is subject to confirmation. Purchases of Units of other trusts may not be aggregated with purchases of Trust Units to qualify for this procedure. This procedure may be amended or terminated at any time without notice. In the event of such termination, the procedure will revert to that stated under the sales charge schedule referred to below.

   Sales charges during the initial public offering period and for secondary market sales are set forth below. A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale for sales to any person of at least $50,000 or 5,000 Units, applied on whichever basis is more favorable to the purchaser.

        INITIAL PUBLIC OFFERING PERIOD AND SECONDARY MARKET THEREAFTER

                                   PERCENT OF
                                     PUBLIC      PERCENT OF
                                    OFFERING     NET AMOUNT
AGGREGATE DOLLAR VALUE OF UNITS*      PRICE       INVESTED
--------------------------------      -----       --------
Less than $50,000................     3.75%         3.90%
$50,000 to 99,999................     3.50          3.63
$100,000 to 199,999..............     3.25          3.36
$200,000 to 399,999..............     2.75          2.83
$400,000 to 499,999..............     2.50          2.56
$500,000 to 999,999..............     2.00          2.04
$1,000,000 or more ..............     1.75          1.78

--------------
* The sales charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

   The volume discount sales charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

   No sales charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan").

   Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase units of the Trust at a reduced sales charge of $1.00 per 100 Units.

   Exchange Option. Unitholders may elect to exchange any or all of their Units of this series for units of one or more of any series of PaineWebber Municipal Bond Fund (the "PaineWebber Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the "Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Corporate Bond Trust (the "Corporate Series"); PaineWebber Pathfinder's Trust (the "Pathfinder's Trust"); the PaineWebber Federal Government Trust (the "Government Series"); The Municipal Bond Trust, Insured Series (the "Insured Series"); or the PaineWebber Equity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge of $15 per Unit, per 100 Units in the case of a trust whose Units cost approximately $10 or per 1,000 units in the case of a trust whose Units cost approximately one dollar. Unitholders of this Trust are not eligible for the Exchange Option into an Equity Trust, Growth Stock Series designated as a rollover series for the 30 day period prior to termination of the Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option. Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable Exchange Trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of a series and paid a per Unit, per 100 Unit or per 1,000 Unit sales charge that was less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trusts for which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange.

   The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this series and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units. An exchange of Units pursuant to the Exchange Option generally will constitute a "taxable event" under the Code, i.e., a Unitholder will recognize a tax gain or loss at the time of exchange. Unitholders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

   The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time with notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

   To exercise the Exchange Option, a Unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units to the Sponsor of this series to purchase Units of one or more of the Exchange Trusts from the Sponsor. If Units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder may select the series or group of series for which he desires his investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

   The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the market value of the Securities in the portfolio of the Trust next determined after receipt by the Sponsor of an exchange request and properly endorsed documents. Units of the Exchange Trust will be sold to the Unitholder at a price based upon the next determined market value of the Securities in the Exchange Trust plus the reduced sales charge. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

   For example, assume that a Unitholder, who has three thousand units of a trust with a current price of $1.30 per unit, desires to sell his units and seeks to exchange the proceeds for units of a series of an Exchange Trust with a current price of $890 per Unit based on the bid prices of the underlying securities. In this example, which does not contemplate any rounding up to the next highest number of Units, the proceeds from the Unitholder's Units would aggregate $3,900. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unitholder would be able to acquire four Units in the Exchange Trust for a total cost of $3,620 ($3,560 for the Units and $60 for the sales charge). If all 3,000 Units were tendered, the remaining $280 would be returned to the Unitholder.

   Conversion Option. Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units directly to acquire available units of any Exchange Trust at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust units). To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than PaineWebber must certify that the purchase of the units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion reference is made to the Exchange Option section herein.

   Distribution of Units. The minimum purchase in the initial public offering
is $       . Only whole Units may be purchased.

   The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of $.30 per Unit at the highest sales charge, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

   The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

SPONSOR'S PROFITS

   On the Initial Date of Deposit, the Sponsor realized a profit or loss on deposit of the Securities into the Trust in the amount set forth in the notes to the Schedule of Investments, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Initial Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor will also realize a profit in an amount of up to 5% of the market value of the Securities by virtue of buying such Securities in underwritten transactions at prices below their market value (see "The Composition of the Trust--Portfolio Acquisition"). The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor. [The Sponsor has adopted an internal policy whereby an allocation of sales credit to a financial consultant may be reversed if Units are sold within 30 days of the effective date of the Trust.]

   Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption". Redemption requests in excess of $100,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the stocks in the Trust, nor that of the Units.

   Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

   The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

   A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption").

   Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Securities to the Sponsor and the price at which it deposits the Securities in the Trust in exchange for Units, which is the value of the Securities, determined by the Trustee as described under "Valuation". The cost of Securities to the Sponsor includes the amount paid by the Sponsor for brokerage commissions. These amounts are an expense of the Trust.

   Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities and Exchange Act of 1934 and may be of benefit to the Sponsor.

   In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION

   Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee. If the Units are represented by a certificate it must be properly endorsed accompanied by a letter requesting redemption. If held in uncertificated form, a written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

   Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation".)

   A redemption request is deemed received on the business day (see "Valuation" for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

   With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, Securities will be sold pro rata, to the extent possible, and if not possible

Securities having the greatest amount of capital appreciation will be sold first. (See "Administration of the Trust".) However, with respect to redemption requests in excess of $100,000, the Sponsor may determine in its discretion to direct the Trustee to redeem Units "in kind" by distributing Securities to the redeeming Unitholder. When Securities are so distributed, a proportionate amount of each Security will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation". A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.

   To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

   The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the Securities and Exchange Commission determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION

   The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Summary of Essential Information Regarding the Trust" (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Securities trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and
(c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses) and other Trust expenses (x) cash allocated for distributions to Unitholders and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and (y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.

   The value of Securities shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Securities are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Securities if such Securities are listed thereon), (2) if there is no such appropriate closing sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Security in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Security pursuant to a tender offer will not affect the method of valuing such Security.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

   The Securities are valued in the manner described above under "Valuation" on the same basis for the initial offering period as for the offering of the Units in the secondary market and for purposes of redemptions. On the business day prior to the Date of Deposit, the Public Offering Price per Unit (which figure includes the sales charge) exceeded the Redemption Value. (See "Essential Information"). For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units.

EXPENSES OF THE TRUST

   The cost of the preparation and printing of the Indenture and this Prospectus, the initial fees of the Trustee and the Trustee's counsel, and expenses incurred in establishing the Trust, including legal and auditing fees (the "Organizational Expenses"), will be paid by the Trust, as is common for mutual funds. Historically, the Sponsors of Unit Trusts have paid all organizational expenses. The Sponsor will receive no fee from the Trust for its services in establishing the Trust.

   The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed $.0035 per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

   For its services as Trustee and Evaluator, the Trustee will be paid in
monthly installments, annually $.     per Unit, based on the largest number of
Units outstanding during the previous month. In addition,
the regular and recurring expenses of the Trust are estimated to be $.
which include, but are not limited to Organizational Expenses of $.      per
Unit, and certain mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.

   The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

   In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts"): (1) fees for the Trustee for extraordinary services;
(2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the Securities and Exchange Commission, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

   The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $.0050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

   The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividends paid prior to the Initial Date of Deposit, dividends on the Securities are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Securities are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption".

RIGHTS OF UNITHOLDERS

   Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued unless a request, in writing with signature guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee, is delivered by the Unitholder to the Sponsor. Issued Certificates are transferable by presentation and surrender to the Trustee at its office in Boston, Massachusetts properly endorsed or accompanied by a written instrument or instruments of transfer. Uncertificated Units are transferable by presentation to the Trustee at its office in Boston of a written instrument of transfer.

   Certificates may be issued in denominations of one Unit or any integral multiple thereof as deemed appropriate by the Trustee. A Unitholder may be required to pay $2.00 per certificate reissued or transferred, and shall be required to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, mutilated, stolen or lost certificates, the Unitholder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTIONS

   The Trustee will distribute net dividends from the Income Account on the monthly Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on annual Distribution Dates to Unitholders of record on the preceding Record Date. Distributions of less than $.05 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information". Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

   If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the Securities and Exchange Commission (the "SEC") with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Securities, and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.

   Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no sales charge. (See "Reinvestment Plan").

   Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust".)

REINVESTMENT PLAN

   Income Account and Capital Account distributions on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will be made so as to maintain the percentage relationships. Purchases made pursuant to the Reinvestment Plan will be made without any sales charge at the net asset value for Units of the Trust. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

ADMINISTRATION OF THE TRUST

   Accounts. All dividends and income received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

   The Trustee will credit on its books to an Income Account dividends, if any, and income, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation".

   The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption.")

   The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

   Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

   The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

   Within a reasonable period of time after the end of each calendar year, commencing with calendar year 1997, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during the year and the Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to Unitholders during such year.

   Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security (or tender a stock for cash in the case of paragraph (6) below):

       (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

       (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

       (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

       (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

       (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

       (6) upon a public tender offer being made for a Stock, or a merger or acquisition being announced affecting a Stock that in the opinion of the Sponsor make the sale or tender of the Stock in the best interests of the Unitholders;

       (7) upon a decrease in the Sponsor's internal rating of the Security;

       (8) if the sale of such Securities is desirable to maintain the qualification of the Trust Fund as a "regulated investment company"; or

       (9) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

   The Trustee may dispose of Securities where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion, and Stocks having the greatest appreciation shall be sold first.

AMENDMENT OF THE INDENTURE

   The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not adversely affect the interest of the Unitholders.

   The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions"). There can be no assurance that a favorable no-action letter response will be received.

   The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

   The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST

   The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than fifty per cent (50%) of the market value of the

Securities upon completion of the deposit of Securities, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

   Unless advised to the contrary by the Sponsor, approximately 20 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

SPONSOR

   The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

   The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

   The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

   If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

   The Co-Trustees are The First National Bank of Chicago, a national banking association with its corporate trust office at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126 (which is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System) and Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356-2754 (which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System).

   The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS

   The Statement of Financial Condition and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

   The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                         REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSOR AND CO-TRUSTEES
THE PAINEWEBBER EQUITY TRUST, REIT SERIES 1

   We have audited the accompanying Statement of Financial Condition of The PaineWebber Equity Trust, REIT Series 1, including the Schedule of
Investments, as of          . This financial statement is the responsibility
of the Co-Trustees. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, a Co-Trustee, of an irrevocable letter of credit deposited for the purchase of
securities, as shown in the financial statement as of          . An audit
also includes assessing the accounting principles used and significant estimates made by the Co-Trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity
Trust, REIT Series 1 at          , in conformity with generally accepted
accounting principles.

                                            ERNST & YOUNG LLP


New York, New York

                        THE PAINEWEBBER EQUITY TRUST,
                                REIT SERIES 1
                       STATEMENT OF FINANCIAL CONDITION
                   AS OF INITIAL DATE OF DEPOSIT,

                                  TRUST PROPERTY
                                  --------------

Sponsor's Contracts to Purchase underlying Securities
 backed by  irrevocable letter of credit (a)....................... $
Organizational Expenses (b)........................................
                                                                    -----------
    Total.......................................................... $
                                                                    ===========
                              INTEREST OF UNITHOLDERS
                              -----------------------

Accrued Liability (b).............................................. $
                                                                    -----------
Units outstanding:
 Cost to investors (c).............................................
 Less: Gross underwriting commissions (d)..........................
                                                                    -----------
    Total liabilities and net assets............................... $
                                                                    ===========

--------------
   (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" is determined by the Co-Trustees on the basis set forth above under "Public Offering of Units--Public Offering Price." See also the column headed Cost of Securities to Trust under "Schedule of Investments." Pursuant to contracts to purchase securities, an irrevocable letter of credit drawn on Kredietbank N.V., New York Branch in the amount of
$      has been deposited with the Co-Trustees, Investors Bank & Trust
Company and The First National Bank of Chicago, for the purchase of $ aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.

   (b) Organizational Expenses incurred by the Trust have been deferred and will be amortized over the 5 year life of the Trust. Organizational Expenses
have been estimated on projected total assets of $   million. To the extent
the Trust is larger or smaller, the estimate may vary.

   (c) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

   (d) Sales charge of 3.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount."

                          THE PAINEWEBBER EQUITY TRUST
                                 REIT SERIES 1
                            SCHEDULE OF INVESTMENTS
             AS OF INITIAL DATE OF DEPOSIT,

COMMON STOCKS (1)

  PRIMARY INDUSTRY SOURCE AND      NUMBER OF      COST OF SECURITIES
         NAME OF ISSUER              SHARES          TO TRUST(2)
         --------------              ------          -----------









--------------
(1)     ALL SECURITIES ARE REPRESENTED ENTIRELY BY CONTRACTS TO PURCHASE
        SECURITIES.
(2) VALUATION OF THE SECURITIES BY THE CO-TRUSTEES WAS MADE AS DESCRIBED IN "VALUATION" AS OF THE CLOSE OF BUSINESS ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT.
(3)     THE PROFIT (LOSS) TO THE SPONSOR ON THE DATE OF DEPOSIT IS $   .
 *      INCOME PRODUCING SECURITY.

        PaineWebber Equity Trust
             REIT Series 1

                                                                   CO-TRUSTEES:

                                                 INVESTORS BANK & TRUST COMPANY
                                                                 Hancock Towers
                                                           200 Clarendon Street
                                                            Boston, Mass. 02116
                                                                 (800) 356-2754

                                             THE FIRST NATIONAL BANK OF CHICAGO
                                                      One First National Plaza,
                                                                     Suite 0126
                                                   Chicago, Illinois 60670-0126

                                                                       SPONSOR:

                                                       PAINEWEBBER INCORPORATED
                                                         1200 Harbor Boulevard,
                                                          Weehawken, N.J. 07087
                                                                 (201) 902-3000

-------------------------------------------------------------------------------
                               TABLE OF CONTENTS

Essential Information Regarding the Trust ................................   2
 The Trust ...............................................................   7
 Risk Factors and Special Considerations .................................   8
 Federal Income Taxes ....................................................  13
 Public Offering of Units ................................................  14
   Public Offering Price .................................................  14
   Sales Charge and Volume Discount ......................................  15
   Employee Discount .....................................................  15
   Exchange Option .......................................................  16
   Conversion Option .....................................................  17
   Distribution of Units .................................................  17
 Sponsor's Profits  ......................................................  18
   Secondary Market for Units ............................................  18
   Sponsor's Profits .....................................................  18
 Redemption ..............................................................  19
 Valuation ...............................................................  20
 Comparison of Public Offering Price and Redemption Value ................  21
 Expenses of the Trust ...................................................  21
 Rights of Unitholders ...................................................  22
 Distributions ...........................................................  23
 Reinvestment Plan .......................................................  23
 Administration of the Trust .............................................  24
   Accounts ..............................................................  24
   Reports and Records ...................................................  24
   Portfolio Supervision .................................................  24
 Amendment of the Indenture ..............................................  25
 Termination of the Trust ................................................  25
 Sponsor .................................................................  26
 Trustee .................................................................  26
 Independent Auditors ....................................................  27
 Legal Opinions ..........................................................  27
 Report of Independent Auditors ..........................................  28
 Statement of Financial Condition ........................................  29
 Schedule of Investments .................................................  30
-------------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE
TRUST, THE TRUSTEE OR THE SPONSOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
-------------------------------------------------------------------------------
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR,
BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE TRUST'S
REGISTRATION STATEMENTS, AMENDMENTS AND EXHIBITS RELATING THERETO, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C.
UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND
TO WHICH REFERENCE IS HEREBY MADE.

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 20th day of October, 1997.

                                   THE PAINEWEBBER EQUITY TRUST,
                                     REIT, SERIES 1
                                            (Registrant)

                                   By: PaineWebber Incorporated
                                            (Depositor)

                                           Robert E. Holley
                                        Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 20th day of October, 1997.

PAINEWEBBER INCORPORATED

        Name                          Office

Donald B. Marron                   Chairman, Chief Executive
By                                 Officer, Director & Member of
                                   the Executive Committee

    Robert E. Holley
    Attorney-in-Fact*

Regina Dolan                       Senior Vice President, Chief
By                                 Financial Officer & Director

    Robert E. Holley
    Attorney-in-fact*

    Joseph J. Grano, Jr.           President, Retail Sales & Marketing,
By                                 Director & Member of the Executive Committee

    Robert E. Holley
    Attorney-in-fact*

 ----------
 * Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement No. 33-19786.